Exhibit 10.18
Conformed Copy
WebMD Health Holdings, Inc.
111 Eighth Avenue
New York, NY 10001
July 14, 2005
Craig Froude
c/o WebMD Health Holdings, Inc.
520 NW Davis Suite 300
Portland, OR 972090
Dear Craig:
     This letter confirms the terms of your employment with WebMD Health Holdings, Inc. (the “Company” or “WebMD Health”), a subsidiary of WebMD Corporation, and amends and supersedes in its entirety the Employment Agreement dated September 18, 2002 between you and WebMD, Inc. (the “Prior Agreement”).
     1. Position and Responsibilities. As of the Effective Date (as defined below), you will serve in the position of Executive Vice President- Health Services of WebMD Health. You will report to the CEO of WebMD Health or such other executive officer as the Company may designate and will assume and discharge such responsibilities as are commensurate with such position as such person may direct. During your employment with the Company, you will devote your full business time to your duties and responsibilities and will perform them faithfully and diligently in accordance with the terms of this Agreement, subject to permitted absence in accordance with the Company’s vacation policy. In addition, you will comply with and be bound by the operating policies, procedures and practices of the Company including, without limitation, the Code of Conduct, in effect from time to time during your employment. You will be required to report to the Company’s office located in Portland, Oregon. You acknowledge that you will be required to travel in connection with the performance of your duties but you will not be required to relocate outside the Portland metropolitan area without your consent.
     2. Compensation.
     (a) In consideration of your services, you will be paid a base salary (“Base Salary”) at the annual rate of $275,000, payable in accordance with the Company’s prevailing payroll practices.
     (b) You will be eligible to receive an annual bonus, the target of which is 35% of Base Salary, so long as you are employed by the Company on the applicable payment date, except as set forth below. The determination as to the amount of such bonus shall be made by the WebMD Health Compensation Committee (as defined in Section 5(a) below) in its sole discretion. Subject to Section 6 below, if your employment is terminated following the end of any fiscal year by the Company without Cause or by you for Good Reason (as defined below), then you will still be entitled to receive any bonus otherwise payable to you for such year, even if you are not employed on the bonus payment date and such bonus will be paid at the time that bonuses are paid to other executives of the Company.
     3. Other Benefits. You will continue to be entitled to receive the standard employee benefits made available by the Company to its employees to the full extent of your eligibility. You will be entitled to vacation consistent with the Company’s vacation policy. During your employment, you will be permitted, to the extent eligible, to participate in any group medical, dental, life insurance and disability insurance plans, or similar benefit plan of the Company that is available to employees generally. Participation in any such plan will be consistent with your rate of compensation to the extent that compensation is a determinative factor with respect to coverage under any such plan. The Company will reimburse you for all reasonable expenses actually incurred or paid by you in the performance of your services on behalf of the Company, upon prior authorization and approval in accordance with the Company’s expense reimbursement policy as from time to time in effect.
4. WebMD Corporation Equity Grants.
(a)	The options to purchase WebMD Corporation common stock and the shares of restricted stock of WebMD Corporation previously granted to you will remain outstanding in accordance with the terms of the applicable Stock Plan and the award agreement.

(b)	For the avoidance of doubt, in the event there is a transaction which results in WebMD Health no longer being a Subsidiary (as defined in the applicable Stock Plan) of WebMD Corporation (e.g., a complete spinoff of WebMD Health), the options to purchase WebMD Corporation common stock, to the extent not vested, would be forfeited and the vested portion of such options will remain outstanding for the post termination exercise period specified in the applicable option agreement. The restricted stock of WebMD Corporation would, to the extent not vested, be forfeited.
     5. WebMD Health Equity. As you are aware, the Company has filed a Form S-1 Registration Statement which contemplates a transaction whereby a portion of the securities of WebMD Health would be registered pursuant to the Securities Act of 1933 and be publicly traded (the “Offering”). Although there can be no assurance that the Offering will occur, we are working diligently towards that goal.
(a)	In the event of the consummation of the Offering, the Company will recommend to the Compensation Committee of the Board of Directors of the Company (the “WebMD Health Compensation Committee”) that you be granted a nonqualified option (the “New Stock Option”) to purchase 200,000 shares of the Company’s common stock. The New Stock Option grant assumes a capitalization of 100 million shares outstanding (on a fully diluted basis) upon the consummation of the Offering. The number of shares corresponding to the New Stock Option will be adjusted proportionately upward or downward in the event the capitalization of the Company upon the consummation of the Offering is greater or less than the

100 million shares assumed above. The New Stock Option will be at an exercise price equal to the fair market value of the Company’s common stock (as determined by the WebMD Health Compensation Committee) on the Effective Date determined in the same manner and at the same price as granted to other senior executives of the Company. The New Stock Option will be granted pursuant to the terms of a stock option plan and a stock option agreement to be entered into between you and the Company, which agreement will be in substantially the same form provided by the Company to its employees generally. The New Stock Option will vest and become exercisable, subject to your continued employment with the Company on such dates (except as provided in Section 6 below) in accordance with the following schedule: 25% will vest on the first anniversary of the Effective Date and 25% will vest on each of the subsequent three anniversaries of the Effective Date.

(b)	In the event of the consummation of the Offering, the Company will recommend to the WebMD Health Compensation Committee that Executive be granted 50,000 shares of restricted stock of the Company on the Effective Date (the “New Restricted Stock”), subject to proportionate adjustment in the number of New Restricted Stock as provided in Section 5(a) above. The New Restricted Stock will vest and the restrictions thereon lapse in equal annual installments over four years, commencing on the first anniversary of the date of grant subject to your continued employment on the applicable dates. The Restricted Stock will be subject to the terms of a stock plan and a restricted stock agreement to be entered into between you and the Company, which agreement will be in substantially the same form provided by the Company to its employees generally.
     6. Termination of Employment. In the event of the termination of your employment by the Company without Cause or by you for Good Reason (as such terms are defined on Annex A attached hereto) prior- to the fourth anniversary of the Effective Date, you will be entitled to (i) continue to receive, as severance, the Base Salary in effect on the date hereof for a period of one year (the “Severance Period”), (ii) any bonus payable under the last sentence in Section 2(b) above, (iii) if you timely elect to continue your health coverage through COBRA, the Company will pay that portion of the COBRA premium that it would pay if you were an active employee with the same type of coverage through the Severance Period or, if earlier, until you are eligible for comparable coverage with a subsequent employer and (iv) if unvested at the time of termination that portion of the restricted shares of WebMD Corporation granted in October 2002 that would vest on the next vesting date following the date of termination will vest on such date, subject to your execution of a release satisfactory to the Company (but which will not require release of any Company payments due to you that are otherwise payable at the date of termination of this Agreement) and your continued compliance with the Trade Secret & Proprietary Information Agreement. In addition, in the event of the termination of your employment by the Company without Cause or by you for Good Reason prior to the fourth anniversary of the Effective Date, 25% of the New Stock Option (if granted) will continue to vest and remain outstanding as if you remained in the employ of the Company through the vesting date following the date of termination, subject to your execution of a release satisfactory to the Company and your continued compliance with the Trade Secret & Proprietary Information Agreement. In the event of termination of your employment for any other reason, you will receive compensation earned through the date of termination and your rights with respect to options and restricted stock will be as specified in the applicable option or restricted stock agreements.
     7. Restrictive Covenants. You agree that the effectiveness of this Agreement is contingent upon your execution of, and delivery to the Company of Trade Secret & Proprietary Information Agreement in the form attached hereto as Annex B.
     8. Conflicting Employment. You agree that, during your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during your employment, nor will you engage in any other activities that conflict with your obligations to the Company. With the prior written approval of the Company, which will not be unreasonably withheld, you may serve on the Board of Directors of other companies, and provided that such service does not affect the services to be provided under this Agreement.
     9. At-Will Employment. You acknowledge that your employment with the Company is for an unspecified duration that constitutes at-will employment, and that either you or the Company can terminate this relationship at any time, with or without Cause and with or without notice (subject to the consequences set forth in this agreement).
     10. Effective Date. This Agreement will become effective as of the effectiveness of the Offering (the “Effective Date”). In the event that the Offering does not occur, this Agreement will be null and void and will have no force and effect, including, without limitation, the obligations under Section 5.
     11. General Provisions.
(a)	You will be covered by the Company’s director and officer insurance policy to the same extent as other similarly situated employees of the Company.

(b)	This letter agreement and the terms of your employment will be governed by the laws of Oregon, applicable to agreements made and to be performed entirely within such state and the courts sitting in Portland, Oregon shall have exclusive jurisdiction for the purposes of adjudicating any disputes under this Agreement.

(c)	This letter agreement together with the equity plans and agreements referred to herein and the Trade Secret and Proprietary Agreement attached hereto sets forth the entire agreement and understanding between the Company and you relating to your employment and supersedes all prior verbal discussions between us and the Prior Agreements.

(d)	This agreement will be binding upon your heirs, executors, administrators and other legal representatives and will be for the benefit of the Company and its permitted successors and assigns

(e)	All payments pursuant to this letter will be subject to applicable withholding taxes.

(f)	This agreement may not be assigned by the Company without your prior written consent; provided however that this agreement may be assigned by the Company without your prior written consent to any successor to the business of the Company, by operation of law, merger or otherwise or to any affiliate of the Company.
     Please acknowledge and confirm your acceptance of this letter by, signing and returning one copy of this letter agreement and the Trade Secret & Proprietary Information Agreement to Douglas W. Wamsley, Executive Vice President, General Counsel, WebMD Health Holdings, Inc., 111 Eighth Avenue, New York, NY.

WebMD Health Holdings, Inc.

By	/s/ Douglas W. Wamsley

ACCEPTANCE:
     I accept the revised terms of my employment with WebMD Health Holdings, Inc. as set forth herein. I understand that this letter agreement does not constitute a contract of employment for any specified period of time, and that either party, with or without Cause and with or without notice, may terminate my employment relationship (subject to the consequences set forth above).

/s/ Craig Froude
Craig Froude

8/19/05
Date Signed

ANNEX A
“Cause” will mean any of the following:
     (i) your willful failure to perform your duties following written notice from the Company detailing the specific acts and a thirty (30) day period of time to remedy such failure;
     (ii) any willful misconduct, violence or threat of violence that is injurious to the Company in a material respect or any misconduct relating to your business affairs, at any time, which will demonstrably reflect negatively upon the Company or otherwise impair or impede its operations or reputation in any material respect;
     (iii) your breach of a material Company policy, which breach is not remedied (if susceptible to remedy) following written notice by the Company detailing the specific breach and a thirty (30) day period of time to remedy such breach;
     (iv) any material breach by you of this Agreement or the Trade Secret and Proprietary Information Agreement, which breach is not remedied (if susceptible to remedy) following written notice by the Company or its designee detailing the specific breach and a thirty (30) day period of time to remedy such breach;
     (v) your conviction of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude.
     “Good Reason” means any of the following conditions or events that remain in effect 30 days after written notice is provided by you to the Company detailing such condition or event (i) any reduction in your base salary, (ii) a material reduction in your authority with the Company, and (iii) any material breach by the Company of this Agreement.

ANNEX B
TRADE SECRET AND PROPRIETARY INFORMATION AGREEMENT
     In consideration of WebMD Health Holdings, Inc. (hereinafter referred to as the “Company”) entering into the Letter Agreement dated July —, 2005, I hereby agree as follows:
     1. Confidentiality.
               (a) Trade Secret and Proprietary Information. I understand and acknowledge that, during the course of my employment arrangement with the Company and as a result of my having executed this Trade Secret and Proprietary Information Agreement, I will be granted access to valuable information relating to the Company’s Business (as defined below) that provides the Company with a competitive advantage, which is not generally known by, nor easily learned or determined by, persons outside the Company (collectively “Trade Secret an Proprietary Information”). The term Trade Secret and Proprietary Information will include, but will not be limited to: (a) specifications, manuals, software in various stages of development; (b) customer and prospect lists, and details of agreements and communications with customers and prospects; (c) sales plans and projections, product pricing information, acquisition, expansion, marketing, financial and other business information and existing and future products and business plans of the Company; (d) sales proposals, demonstrations systems, sales material; (e) research and development; (f) computer programs, (g) sources of supply; (h) identity of specialized consultants and contractors and Trade Secret and Proprietary Information developed by them for the Company; (i) purchasing, operating and other cost data; (j) special customer needs, cost and pricing data; (k) patient information; including without limitation Protected Health Information as defined in 45 C.F.R. 164.501 and (l) employee information (including, but not limited to, personnel, payroll, compensation and benefit data and plans), including all such information recorded in manuals, memoranda, projections, reports, minutes, plans, drawings, sketches, designs, formula books, data, specifications, software programs and records, whether or not legended or otherwise identified by the Company as Trade Secret and Proprietary Information, as well as such information that is the subject of meetings and discussions and not recorded. Trade Secret and Proprietary Information will not include such information that I can demonstrate (i) is generally available to the public (other than as a result of a disclosure by me), (ii) was disclosed to me by a third party under no obligation to keep such information confidential or (iii) was known by me prior to, and not as a result of, my employment or anticipated employment with the Company or any of its Affiliates.
               (b) Duty of Confidentiality. I agree at all times, both during and after my employment with the Company, to hold all of the Company’s Trade Secret and Proprietary Information in a fiduciary capacity for the benefit of the Company and to safeguard all such Trade Secret and Proprietary Information. I also agree that I will not directly or indirectly disclose or use any such Trade Secret and Proprietary Information to any third person or entity outside the Company, except as may be necessary in the good faith performance of my duties for the Company. I further agree that, in addition to enforcing this restriction, the Company may have other rights and remedies under the common law or applicable statutory laws relating to the protection of trade secrets. Notwithstanding anything in this Agreement to the contrary, I understand that I may disclose the Company’s Trade Secret and Proprietary Information to the extent required by applicable laws or governmental regulations or judicial or regulatory process, provided that I give the Company prompt notice of any and all such requests for disclosure so that it has ample opportunity to take all necessary or desired action, to avoid disclosure.
     (c) Unfair Competition. I acknowledge that the Company has a compelling business interest in preventing unfair competition stemming from the intentional or inadvertent use or disclosure of the Company’s Trade Secret and Proprietary Information and Company Property.
     (d) Intellectual Property and Inventions. I acknowledge that all developments, including, without limitation, the creation of new products, conferences, training/seminars, publications, programs, methods of organizing information, inventions, discoveries, concepts, ideas, improvements, patents, trademarks, trade names, copyrights, trade secrets, designs, works, reports, computer software, flow charts, diagrams, procedures, data, documentation, and writings and applications thereof relating to the past, present, or future business of the Company that I, alone or jointly with others, may have discovered, conceived, created, made, developed, reduced to practice, or acquired during my employment with the Company (collectively, “Developments”) are works made for hire and will remain the sole and exclusive property of the Company, and I hereby assign to the Company all of my rights, titles, and interest in and to all such Developments, if any. I agree to disclose to the Company promptly and fully all future Developments and, at any time upon request and at the expense of the Company, to execute, acknowledge, and deliver to the Company all instruments that the Company will prepare, to give evidence, and to take any and all other actions that are necessary or desirable in the reasonable opinion of the Company to enable the Company to file and prosecute applications for, and to acquire, maintain, and enforce, all letters patent, trademark registrations, or copyrights covering the Developments in all countries in which the same are deemed necessary by the Company. All data, memoranda, notes, lists, drawings, records, files, investor and client/customer lists, supplier lists, and other documentation (and all copies thereof) made or compiled by me or made available to me concerning the Developments or otherwise concerning the past, present, or planned business of the Company are the property of the Company, and will be delivered to the Company immediately upon the termination of my employment with the Company.
     (e) Competitive Business. For purposes of this Agreement “Competitive Business” will mean: (i) any enterprise engaged in developing, selling or providing a consumer or physician Internet healthcare portal or interactive online personal health management products; and (ii) any enterprise engaged in any other type of business in which the Company or one of its Affiliates is also engaged, or plans to be engaged, so long as I am directly involved in such business or planned business on behalf of the Company or one of its Affiliates.
     2. Non-Solicitation of Employees, Customers. In order to protect the Company’s Trade Secret and Proprietary Information;
     (i) during my employment with the Company and for a period of one year after the termination of such employment for any reason (the “Restricted Period”), I will not, without the Company’s express written permission, directly or indirectly solicit, induce, hire, engage, or attempt to hire or engage any employee or independent contractor of the Company, or in any other way interfere with the Company’s employment or contractual relations with any of its employees or independent contractors, nor will I solicit, induce, hire, engage or attempt to hire or engage any individual who was an employee of the Company at any time during the one year period immediately prior to the termination of my employment with the Company
     (ii) during the Restricted Period, I will not, without the Company’s express written permission, directly or indirectly contact, call upon or solicit, on behalf of a Competitive Business, any existing or prospective client, or customer of the Company who I serviced, or otherwise developed a relationship with, as a result of my employment with the Company, nor will I attempt to divert or take away from the Company the business of any such client or customer.
     3. Restrictions on Competitive Employment. In order to protect the Company’s Trade Secret and Proprietary Information, during the Restricted Period, I will not (as principal, agent, employee, consultant, director or otherwise), anywhere in the United States and Canada, directly or indirectly, without the prior written approval of the Company, engage in, or perform any services for, a Competitive Business. Notwithstanding the foregoing, I understand that I may have an interest consisting of publicly traded securities constituting less than 1 percent of any class of publicly traded securities in any public company engaged in a Competitive Business so long as I am not employed by and do not consult with, or become a director of or otherwise engage in any activities for, such company. The Restricted Period will be extended by the length of any period during which I am in breach of the terms of this paragraph.
     4. Injunctive Remedies. I acknowledge and agree that the restrictions contained in this Agreement are reasonably necessary to protect the legitimate business interests of the Company, and that any violation of any of the restrictions will result in immediate and irreparable injury to the Company for which monetary damages will not be an adequate remedy. I further acknowledge and agree that if any such restriction is violated, the Company will be entitled to immediate relief enjoining such violation (including, without limitation, temporary and permanent injunctions, a decree for specific performance, and an equitable accounting of earnings, profits, and other benefits arising from such violation) in any court having jurisdiction over such claim, without the necessity of showing any actual damage or posting any bond or furnishing any other security, and that the specific enforcement of the provisions of this Agreement will not diminish my ability to earn a livelihood or create or impose upon me any undue hardship. I also agree that any request for such relief by the Company will be in addition to, and without prejudice to, any claim for monetary damages that the Company may elect to assert.
     5. Severability Provision. I acknowledge and agree that the restrictions imposed upon me by the terms, conditions, and provisions of this Agreement are fair, reasonable, and reasonably required for the protection of the Company. In the event that any part of this Agreement is deemed invalid, illegal, or unenforceable, all other terms, conditions, and provisions of this Agreement will nevertheless remain in full force and effect. In the event that the provisions of any of Sections l, 2, or 3 of this Agreement relating to the geographic area of restriction, the length of restriction or the scope of restriction will be deemed to exceed the maximum area, length or scope that a court of competent jurisdiction would deem enforceable, said area, length or scope will, for purposes of this Agreement, be deemed to be the maximum area, length of time or scope that such court would deem valid and enforceable, and that such court has the authority under this Agreement to rewrite (or “blue-pencil”) the restriction(s) at-issue to achieve this intent.
     6. Non-Waiver. Any waiver by the Company of my breach of any term, condition, or provision of this Agreement will not operate or be construed as a waiver of the Company’s rights upon any subsequent breach.
     7. Waiver of Jury Trial. TO THE MAXIMUM EXTENT PERMITTED BY LAW, I HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE THE RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF, UNDER, IN CONNECTION WITH, OR IN ANY WAY RELATED TO THIS AGREEMENT. THIS INCLUDES, WITHOUT LIMITATION, ANY LITIGATION CONCERNING ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER VERBAL OR WRITTEN), OR ACTION OF THE COMPANY OR ME, OR ANY EXERCISE BY THE COMPANY OR ME OF OUR RESPECTIVE RIGHTS UNDER THIS AGREEMENT OR IN ANY WAY RELATING TO THIS AGREEMENT. I FURTHER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT FOR THE COMPANY TO ISSUE AND ACCEPT THIS AGREEMENT.
     8. Continuation of Employment. This Agreement does not constitute a contract of employment or an implied promise to continue my employment or status with the Company; nor does this agreement affect my rights or the rights of the Company to terminate my employment status at any time with or without cause (subject to the consequences set forth in the Agreement to which this Annex is attached).
     9. Governing Law. This Agreement will be construed in accordance with and governed for all purposes by the laws and public policy of the State of New York, without regard to principles of conflict of laws.

/s/ Craig Froude

Craig Froude

/s/ Douglas W. Wamsley
Witness

8/19/05
Date

Address:
111 Eighth Ave, NY, NY, 10011